UL SOLUTIONS INC.
333 Pfingsten Road
Northbrook, Illinois 60062
August 12, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	UL Solutions Inc.
Registration Statement on Form S-4 (File No. 333-289279)
Request for Acceleration of Effective Date
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, UL Solutions Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 14, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Cathy Birkeland at (312) 876-7681.
There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

UL Solutions Inc.

By:	/s/ Ryan D. Robinson
Name:	Ryan D. Robinson
Title:	Executive Vice President and Chief
Financial Officer

cc:	Jennifer F. Scanlon, UL Solutions Inc.
Scott L. D’Angelo, UL Solutions Inc.
Cathy A. Birkeland, Latham & Watkins LLP
Christopher D. Lueking, Latham & Watkins LLP
Roderick O. Branch, Latham & Watkins LLP
[Signature Page to Acceleration Request]